UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39935

BIOTECH ACQUISITION COMPANY

(Exact name of registrant as specified in its charter)

545 West 25th Street

20th Floor

New York, New York 10001

(212) 227-1905

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant

Class A ordinary shares included as part of the units

Redeemable warrants included as part of the units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Biotech Acquisition Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 14, 2023

BIOTECH ACQUISITION COMPANY

By:	/s/ Michael Shleifer
Name:	Michael Shleifer
Title:	Chief Executive Officer